Arias Intel Corp.

442 W. Kennedy Blvd., Suite 200

Tampa, Florida 33606

June 21, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Bernard Nolan, Staff Attorney
Katherine Wray, Attorney-Advisor

Re:	Arias Intel Corp.
Revised Preliminary Information Statement on Schedule 14C
Filed June 5, 2018
File No. 000-55120

Dear Ladies and Gentlemen:

This letter sets forth the responses of Arias Intel Corp., a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 11, 2018 (“Comment Letter”) regarding the Company’s Information Statement on Form 14C (the “Information Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

General

1.	While we note from your response to prior comment 2 that the consenting shareholders who are not your directors or officers are “intimately familiar” with the company by virtue of their advisory roles, your response nonetheless suggests that the communications with them may have been solicitations. In this regard, part of your response invokes Rule 14a-2(b)(2), which exempts “[a]ny solicitation” made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten. Given the communications were made on behalf of the company, it does not appear that you are eligible for such exemption. Thus, please provide a revised response that more clearly explains why you believe Schedule 14C is appropriate. In addition, we note that your response provides an undisclosed reason for the action to increase the number of authorized shares of common stock. Please disclose this information in the filing.

Response:

The Company has revised the Information statement to disclose the reason for the action to increase the number of authorized shares of common stock.

In addition, please note that the Company obtained votes from only six shareholders (as set forth below) and had an existing relationship with each of the shareholders since each consenting shareholder was either an officer, director or advisor of the Company. The six shareholders that voted upon the matters set forth in the Information Statement is as follows:

Name	Number of Votes		Percentage of Total Votes (1)

Kevin Gillespie	12,591,929	(2)	28.41%
Daniel Hammett	4,100,000		9.25%
Interactive Systems Worldwide, Inc. (3)	2,000,000		4.15%
Michael Toups	2,150,000		4.85%
Irving Cruz	650,000		1.47%
Donald John Christensen II (4)	705,192		1.59%
TOTAL	22,197,121		50.08%

Members of the Company’s management team are in frequent contact with each of the non-management shareholders set forth above. During the course of these conversations, management advised these non-management shareholders regarding the Company’s desire to amend and restate its Articles of Incorporation to (i) increase the authorized common stock to, among other things, meet certain reserve requirements to satisfy the obligations of the Company pursuant to certain debt instruments to ensure that the Company does not default on such instruments for failure to have an adequate share reserve; (ii) increase the authorized blank check preferred stock and specify the terms and restrictions of such preferred stock to permit the Company to, among other things, raise investment capital to continue its operations and for other matters that the Company may deem desirable such as acquisitions of synergistic companies; and (iii) the need to attract and retain highly qualified officers and directors and the need to provide for indemnification to such interested individuals. Each of the non-management stockholders expressed their agreement with the Company’s desires and agreed to provide their consent to such action.

The Company believes that it is permitted to use the Information Statement for the actions set forth therein because (i) the total number of shareholders which voted upon the actions is 6 shareholders and (ii) each of the consenting shareholders are intimately familiar with the Company and its operations, either as an officer or director of the Company or as an advisor to the Company.

Set forth below is a description of each consenting shareholder’s relationship with the Company:

a.	Kevin Gillespie – Mr. Gillespie is the President and Chief Executive Officer of the Company and a member of the Board of Directors (the “Board”) of the Company.

b.	Daniel Hammett – Mr. Hammett is the Chief Technology Officer of the Company and a member of the Board. Prior to serving as an officer and director of the Company, on October 2, 2015, the Company entered into a game development and licensing agreement with HKA Digital Limited (“HKA”). Since November 2014, Mr. Hammett has served as the Chief Executive Officer of HKA, a studio and publisher of entertainment and social games developed for mobile, desktop, online and console platforms, which developed the Company’s Hemp Inc. mobile game.

c.	Interactive Systems Worldwide, Inc. – The Company acquired IP gaming and gambling software technology from the shareholder in July 2017. Steve Johns, the President of the shareholder has served as an advisor to the Company with respect to the foregoing technology.

d.	Michael Toups – Mr. Toups has been the operations advisor to the Company since March 2016. He is engaged in many of the day to day operations of the Company.

e.	Irving Cruz – Mr. Cruz is the primary sales advisor to the Company, and has served in that capacity since December 2015. He is responsible for the sale of the Company’s Ufly application which is an on demand delivery application which connects legal cannabis dispensaries to consumers.

f.	Donald John Christensen II – Mr. Christensen is the Managing Member of Fortress Advisors LLC. Fortress Advisors LLC has served as a financial advisor to the Company since January 2016.

Sincerely,

Arias Intel Corp.

\s\ Kevin Gillespie
By:	Kevin Gillespie
Title:	Chief Executive Officer